

Mail Stop 4631

August 25, 2009

Via U.S. mail and facsimile

Mr. Paritosh K. Choksi
Chief Financial Officer
ATEL Cash Distribution Fund VI, LP
600 California Street, 6<sup>th</sup> floor
San Francisco, California 94108

      RE:    Form 10-K for the fiscal year ended December 31, 2008
                Form 10-Q for the period ended March 31, 2009
                   File No. 0-28368

Dear Mr. Choksi:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief